EXHIBIT 12

HOST MARRIOTT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2004	2003	2002	2001	2000
Income (loss) from operations before income taxes	$(74)	$(251)	$(67)	$15	$(4)
Add (deduct):
Fixed charges	574	606	576	569	539
Capitalized interest	(3)	(2)	(2)	(8)	(8)
Amortization of capitalized interest	6	6	6	7	6
Minority interest in consolidated affiliates	4	5	7	23	72
Net (gains) losses related to certain 50% or less owned affiliates	16	22	9	(3)	(27)
Distributions from equity investments	6	3	6	9	1
Dividends on preferred stock	(37)	(37)	(37)	(32)	(20)
Issuance costs of redeemed Class A	(4)	—	—	—	—

Adjusted earnings	$488	$352	$498	$580	$559

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$483	$488	$458	$451	$432
Capitalized interest	3	2	2	8	8
Dividends on convertible preferred securities of subsidiary trust	—	32	32	32	32
Dividends on preferred stock	37	37	37	32	20
Issuance costs of redeemed Class A	4	—	—	—	—
Portion of rents representative of the interest factor	47	47	47	46	47

Total fixed charges and preferred stock dividends	$574	$606	$576	$569	$539

Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	1.0	1.0
Deficiency of earnings to fixed charges and preferred stock dividends	$(86)	$(254)	$(78)	—	—